Melior Technologies, Inc. dba Go For Vertical

Financial Statements for year end 2017 and 2018
(Unaudited)

Melior Technologies, Inc. dba Go For Vertical

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Consulting Income	60,976.90
Total Income	**$60,976.90**
GROSS PROFIT	**$60,976.90**
Expenses	
Bank Service Charges	79.00
Credit Card Payment	623.27
Insurance	4,453.26
Miscellaneous	75.46
Office Supplies	362.11
Parking	66.00
Payments to Subcontractors	14,230.64
Payroll Expenses	0.00
Taxes	3,197.54
Wages	31,590.00
Total Payroll Expenses	**34,787.54**
Postage and Delivery	23.46
Professional Fees	43.76
Accounting	550.00
Total Professional Fees	**593.76**
QuickBooks Payments Fees	209.91
Travel & Ent	0.00
Meals	219.97
Travel	33.90
Total Travel & Ent	**253.87**
Utilities	0.00
Phone	65.39
Total Utilities	**65.39**
Website Services	527.19
Total Expenses	**$56,350.86**
NET OPERATING INCOME	**$4,626.04**
Other Income	
Other Income	2.05
Total Other Income	**$2.05**
Other Expenses	
Donations	50.00
Total Other Expenses	**$50.00**
NET OTHER INCOME	**$ -47.95**
NET INCOME	**$4,578.09**

Melior Technologies, Inc. dba Go For Vertical

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
CPA Cash	0.00
UHCH Melior Tax Savings	0.00
UHCU GuruStorms Checking	0.00
UHCU GuruStorms Savings	1.00
UHCU Melior Checking	323.04
UHCU Melior Savings	101.00
WF BountyStorms Checking	0.00
WF Melior Checking	0.00
WF Melior Savings	0.00
Total Bank Accounts	**$425.04**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
A/R Trade	0.00
Domains	0.00
Undeposited Funds	375.00
Total Other Current Assets	**$375.00**
Total Current Assets	**$800.04**
Fixed Assets	
Acccum Amort - Software	0.00
Accumulated Depreciation	-6,445.22
Equipment	6,264.47
Software.	180.75
Total Fixed Assets	**$0.00**
Other Assets	
Due from/(to) Eiron, Inc.	0.00
Loans To Shareholder	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$800.04**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loans From Shareholder	0.00
Payroll Liabilities	0.00
Federal Taxes (941/944)	-42.00
Federal Unemployment (940)	84.00
TX Unemployment Tax	0.00

	TOTAL
Total Payroll Liabilities	**42.00**
Total Other Current Liabilities	**$42.00**
Total Current Liabilities	**$42.00**
Long-Term Liabilities	
Cash Advance	22.04
Total Long-Term Liabilities	**$22.04**
Total Liabilities	**$64.04**
Equity	
Capital Stock	500.00
Opening Bal Equity	0.00
Retained Earnings	1,453.91
Shareholder Draws/Cont	0.00
Shareholder Contributions	0.00
Shareholder Distributions	-5,796.00
Total Shareholder Draws/Cont	**-5,796.00**
Net Income	4,578.09
Total Equity	**$736.00**
TOTAL LIABILITIES AND EQUITY	**$800.04**

Melior Technologies, Inc. dba Go For Vertical

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	4,578.09
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable	0.00
Payroll Liabilities:Federal Taxes (941/944)	-4,990.10
Payroll Liabilities:Federal Unemployment (940)	42.00
Payroll Liabilities:TX Unemployment Tax	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-4,948.10**
Net cash provided by operating activities	**$ -370.01**
FINANCING ACTIVITIES	
Cash Advance	22.04
Retained Earnings	-1,504.00
Shareholder Draws/Cont:Shareholder Contributions	0.00
Shareholder Draws/Cont:Shareholder Distributions	-4,292.00
Net cash provided by financing activities	**$ -5,773.96**
NET CASH INCREASE FOR PERIOD	**$ -6,143.97**
Cash at beginning of period	6,944.01
CASH AT END OF PERIOD	**$800.04**

Melior Technologies, Inc. dba Go For Vertical

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Consulting Income	7,287.50
Other Regular Income	40,237.50
Reimbursed Expenses	-200.00
Total Income	**$47,325.00**
GROSS PROFIT	**$47,325.00**
Expenses	
Bank Service Charges	77.00
Conference	80.00
Contributions	100.00
Coworking Office Space	450.00
Depreciation Expense	2,335.49
Interest Expense	186.27
Finance Charge	134.00
Total Interest Expense	**320.27**
Licenses and Permits	175.00
Office Supplies	149.98
Parking	77.00
Payments to Subcontractors	27,055.77
Postage and Delivery	11.25
Professional Fees	0.00
Accounting	575.00
Total Professional Fees	**575.00**
QuickBooks Payments Fees	19.10
Software	9.95
Telephone	565.97
Travel & Ent	0.00
Meals	142.12
Total Travel & Ent	**142.12**
Website Services	405.37
Total Expenses	**$32,549.27**
NET OPERATING INCOME	**$14,775.73**
Other Income	
Interest Income - Non-portfolio	1.67
Interest Income - Portfolio	1.60
Total Other Income	**$3.27**
Other Expenses	
Non-Deductible Expenses	0.00
Meals & Entertainment	73.35
Total Non-Deductible Expenses	**73.35**
Total Other Expenses	**$73.35**
NET OTHER INCOME	**$ -70.08**

	TOTAL
NET INCOME	**$14,705.65**

Melior Technologies, Inc. dba Go For Vertical

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
CPA Cash	0.00
UHCH Melior Tax Savings	1.03
UHCU GuruStorms Checking	0.00
UHCU GuruStorms Savings	1.00
UHCU Melior Checking	326.72
UHCU Melior Savings	2.60
WF BountyStorms Checking	0.00
WF Melior Checking	0.00
WF Melior Savings	0.00
Total Bank Accounts	**$331.35**
Accounts Receivable	
Accounts Receivable	3,062.50
Total Accounts Receivable	**$3,062.50**
Other Current Assets	
A/R Trade	0.00
Domains	0.00
Uncategorized Asset	0.00
Undeposited Funds	375.00
Total Other Current Assets	**$375.00**
Total Current Assets	**$3,768.85**
Fixed Assets	
Acccum Amort - Software	0.00
Accumulated Depreciation	-8,780.71
Equipment	8,599.96
Software.	180.75
Total Fixed Assets	**$0.00**
Other Assets	
Due from/(to) Eiron, Inc.	0.00
Loans To Shareholder	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$3,768.85**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loans From Shareholder	0.00
Payroll Liabilities	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
TX Unemployment Tax	0.00

	TOTAL
Total Payroll Liabilities	**0.00**
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	
Cash Advance	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Capital Stock	500.00
Opening Bal Equity	0.00
Retained Earnings	236.00
Shareholder Draws/Cont	0.00
Shareholder Contributions	3,610.00
Shareholder Distributions	-15,282.80
Total Shareholder Draws/Cont	**-11,672.80**
Net Income	14,705.65
Total Equity	**$3,768.85**
TOTAL LIABILITIES AND EQUITY	**$3,768.85**

Melior Technologies, Inc. dba Go For Vertical

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	14,705.65
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable	-3,062.50
Uncategorized Asset	0.00
Payroll Liabilities:Federal Taxes (941/944)	42.00
Payroll Liabilities:Federal Unemployment (940)	-84.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-3,104.50**
Net cash provided by operating activities	**$11,601.15**
INVESTING ACTIVITIES	
Accumulated Depreciation	2,335.49
Equipment	-2,335.49
Net cash provided by investing activities	**$0.00**
FINANCING ACTIVITIES	
Cash Advance	-22.04
Retained Earnings	-5,796.00
Shareholder Draws/Cont:Shareholder Contributions	3,610.00
Shareholder Draws/Cont:Shareholder Distributions	-9,486.80
Net cash provided by financing activities	**$ -11,694.84**
NET CASH INCREASE FOR PERIOD	**$ -93.69**
Cash at beginning of period	800.04
CASH AT END OF PERIOD	**$706.35**

MELIOR TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2018 AND 2017

NOTE A– ORGANIZATION AND NATURE OF ACTIVITIES

Melior Technologies, Inc. ("the Company") is a corporation formed under the laws of the State of Texas.

The Company derives revenue from private business-to-business consulting activities that provide aide in software development, strategic business planning, and fundraising.

During the next 12 months, the Company intends to fund its operations with funds from revenue producing activities, if and when such can be realized, capital contributions from the majority shareholder, and funding from a crowdfunding campaign with related agreements for sharing future revenue (see Note F).

NOTE B– SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of funds held in the Company’s checking account. As of August 11, 2019, the Company had $51,486.91 in cash on hand.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management’s experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables.

Property and Equipment

The Company does not currently capitalize any long-lived assets.

Inventory

The Company does not maintain any inventory items relevant to its operation.

Goodwill

The Company does not currently capitalize any goodwill.

Extraordinary Items– Revenue

The Company has elected early adoption of FASB ASU 2015–01, which eliminates the concept of “extraordinary items” from GAAP.

Cost of Sales

The Company’s cost of sales include costs associated with consulting activities. The majority of expenses are incurred through payments to subcontractors, and associated expenses related to engineering and business development services.

Advertising Costs

The Company expenses direct advertising costs as incurred.

NOTE C– INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company filed for tax extension for 2017 and 2018. The Company recorded a net operating profit in 2017 and 2018. The Company is subject to Franchise Tax requirements in the State of Texas.

NOTE D– COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE E– STOCKHOLDERS’ EQUITY

At the time of formation the company issued 10000 no-value par shares to the main stockholder.

NOTE F- SUBSEQUENT EVENTS

Management’s Evaluation

Management considered events subsequent to the end of the period but before August 25, 2019, the date that the financial statements were available to be issued.

Anticipated Crowdfunded Offering

The Crowdfunded Offering is being made through Wefunder Portal LLC (the “Intermediary”).

The Company is offering (the “Crowdfunded Offering”) promissory notes to investors for up to $107,000. The principal amount of each note is the amount invested by the investor. The company will use 5% of its gross revenues to pay back principal on the notes. Each note will be paid back based on its pro rata share of all notes issued in this offering. The company will make interest payments to the investor quarterly. The company may prepay principal and interest at any time. The company will continue payments until investors have received 2.5x their principal investment.

Investors who fund the first $60,000.00 of the fundraise will receive 3x their principal.

The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $107,000 maximum. The Company must receive commitments from investors totaling the minimum amount by December 9, 2019 (the “Offering Deadline”) in order to receive any funds.

The Intermediary will be entitled to receive a 7.5% commission fee.